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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 EXEGENICS INC.
                            (NAME OF SUBJECT COMPANY)

                                 EXEGENICS INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             RONALD L. GOODE, PH.D.
                                 EXEGENICS INC.
                                2110 RESEARCH ROW
                               DALLAS, TEXAS 75235
                                 (214) 358-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

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                                    COPY TO:

                             JOEL I. PAPERNIK, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 12, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the tender offer made by EI Acquisition Inc., (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Foundation Growth Investments LLC, a Delaware limited liability company and a private investment fund, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated May 29, 2003 (as subsequently amended, the "Schedule TO"), for all of the issued and outstanding common stock, par value $0.01 per share, of eXegenics, and issued and outstanding Series A Convertible Preferred Stock, par value $0.01 per share of eXegenics (together, the "Shares"), at a price of $0.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 of the Schedule 14D-9 is hereby amended to add the following:

               On July 16, 2003, eXegenics issued a press release announcing that eXegenics and AVI BioPharma, Inc. have entered into an Agreement and Plan of Merger. A copy of the press release is filed herewith as Exhibit 10 and incorporated herein by reference. A copy of the Agreement and Plan of Merger is filed herewith as Exhibit 11 and incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION.

               Item 8 of the Schedule 14D-9 is hereby amended to add the following:

               The information set forth in Exhibits 10 and 11 filed herewith is incorporated herein by reference.

ITEM 9. EXHIBITS.

               Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:


EXHIBIT NO.

Exhibit 10. Press Release issued by eXegenics on July 16, 2003, incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed on July 16, 2003.

Exhibit 11. Agreement and Plan of Merger among AVI BioPharma, Inc., Elk Acquisition, Inc. and eXegenics, entered into as of July 16, 2003, incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on July 16, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       EXEGENICS INC.

                                       BY: /S/ RONALD L. GOODE
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                                                      RONALD L. GOODE
                                          CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT


Dated: July 16, 2003